Mail Stop 3561

July 2, 2008

Derek J. Kerr
Senior Vice President and Chief Financial Officer
US Airways Group, Inc.
111 West Rio Salado Parkway
Tempe, AZ 85281

      Re: US Airways Group, Inc. and US Airways, Inc.
            File No. 001-08444 and 001-08442
            Form 10-K: For the Fiscal Year Ended December 31, 2007
            Form 10-Q: For the Quarterly Period Ended March 31, 2008

Dear Mr. Kerr:

      We have reviewed the above referenced filings and have the following comments. We believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please file your response to our comments via EDGAR, under the label "corresp," within ten business days.

Form 10-K: For the fiscal year ended December 31, 2007

Management's Discussion and Analysis, page 34

Contractual Obligations, page 60

1.   Reference is made to Note 10 (c) of Notes to Consolidated Financial Statements. It appears that you have obligations with respect to $1.85 billion in principal amount of pass through trust certificates. Please revise your contractual obligations table to include your obligations with respect to these pass through trust certificates.

2.   As this table is intended to increase transparency of cash flow, we believe that you should include scheduled interest payments in the table. Where interest rates are variable and unknown, you may use judgment to determine whether or not to include such estimates. In this regard, you would determine an appropriate methodology to estimate the interest payments. Regardless of whether you include interest payments in the table, a footnote to the table should clarify whether they are included or not and, if applicable, the methodology used in your estimate. If interest payments are excluded from the table, please disclose the significant contractual terms of the debt and any other additional information that is material to an understanding of these future cash flows.

3.   Please reconcile debt and capital lease obligations amounts that are presented in your table to the amounts presented on the balance sheet and revise as necessary.

Notes to Consolidated Financial Statements, page 74

Note 10: Commitments and Contingencies, page 101

(c) Off-balance Sheet Arrangements, page 103

4.   Please explain in greater detail your accounting for your obligations with respect to $1.85 billion in principal amount of pass through trust certificates. In your response, tell us why you believe that your accounting is appropriate.

Form 10-Q: For Quarterly Period Ended March 31, 2008

Consolidated Balance Sheet – Goodwill and Other Intangible Assets, page 6

5.   We note that your common share price and overall market capitalization have significantly declined during the interim periods in fiscal 2008. In addition, your total market capitalization currently approximates $225 million while your $1.163 billion of book value, which significantly exceeds your total market capitalization, is primarily attributable to the amount of goodwill ($622 million) and other intangible ($547 million) assets reflected on your consolidated balance sheet. We also note that significant adverse changes in business climate and economic conditions through material changes in fuel prices has significantly impacted your results of operations as material operating losses are reflected in the first quarter of fiscal 2008 with a forecast of continuing material operating losses if fuel prices continue at current levels. Furthermore, the airline industry appears headed for additional challenging times with an economic slowdown whereas a softening economy makes realizing anticipated yield amounts difficult to obtain.

From disclosures in Critical Accounting Polices and Estimates (MD&A) and the accounting policy notes for goodwill and other intangibles as provided in your December 31, 2007 Form 10-K, we note that you perform an annual impairment test on October 1st in each year unless events or changes indicate a potential impairment in the carrying value of these assets. In testing for impairment, you also state you assess the fair value of the reporting units based on the market approach where the fair value of the reporting units is based on quoted market prices for US Airways Group common stock and its number of shares outstanding. The material decline in the Company's market capitalization and its disparity with book value coupled with the significant adverse changes in business climate through material changes in fuel prices and economic slowdown may be indicative of a potential impairment of the Company's recorded investment in its goodwill and other intangible assets. As aviation fuel expense is your largest operating cost and operating results are significantly impacted by even a relatively small increase in the price of aircraft fuel together with the market approach being a method you use to assess impairment, we believe that material adverse events and changes have occurred in these items that may require the testing of impairment for goodwill and other intangible assets before the annual testing scheduled to be performed on October 1, 2008. Please refer to the guidance as provided in paragraphs 28 and 8 of SFAS 142 and 144, respectively. As such, please provide us with a current detailed impairment analysis and advise us what consideration is given to recognizing an impairment of the Company's recorded investment in goodwill and other intangible assets through this analysis.

As part of your response, please also specifically provide us a summary of the material relevant significant assumptions and estimates underlying your previous impairment analyses prepared with respect to goodwill and other intangibles and how the assumptions, estimates and projections have changed over the past two years and how the assumptions, estimates and projections used in the previous two years compare with the actual operating results that have occurred in fiscal 2007 and six month fiscal 2008 interim period ended June 30th. In addition, please provide us with any other information that you believe would assist us in our review.

After this further assessment and analysis, we also believe that the notes to your financial statements and Management's Discussion and Analysis should be significantly expanded to summarize the events and changes that led to an impairment test before your scheduled annual assessment as well as your analysis and conclusions of the impairment tests. This disclosure should also include significant assumptions and estimates used in the test as well as detailed information that supports management's conclusion on impairment.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Kuhn at 202-551-3308 or me at 202-551-3816 with any questions.

Sincerely,

Joseph Foti
Senior Assistant Chief Accountant